Filed by Zhone Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No.: 000-15810

Frequently Asked Questions

(FAQs)

Zhone Technologies, Inc.

Sorrento Acquisition

Definitive Merger Agreement

Announced – April 22, 2004

Sorrento / Zhone Acquisition	Frequently Asked Questions

Zhone – Sorrento Acquisition – Frequently Asked Questions

1) Why did Zhone decide to acquire Sorrento Networks?

Sorrento’s product line is very complementary to Zhone’s product portfolio. The addition of Sorrento’s metro-optical transport solutions will extend Zhone’s product offerings to its telecom carrier customers and will enable Zhone to offer more comprehensive solutions. In addition, Sorrento’s customer relationships with cable MSOs will enable Zhone to market its VoIP and access solutions to a customer base in which Zhone has historically had low penetration.

Sorrento is a great fit for Zhone’s strategy of growth through strategic acquisitions combined with internal development efforts. The combined company will be a leading provider of next-generation networks to telecommunications carriers and cable operators worldwide.

2) What are the key terms of the acquisition agreement?

Under the terms of the agreement, Zhone will issue 0.9 of a share of common stock for each outstanding share of Sorrento common stock, and each option or warrant to purchase Sorrento common stock will be converted into options or warrants to purchase Zhone common stock, with appropriate adjustments based on the merger exchange ratio. The proposed stock-for-stock transaction is intended to qualify as tax-free to the stockholders of Sorrento.

3) When will this transaction close? What are the necessary steps?

Zhone is in the process of filing a Form S-4 registration statement with the Securities and Exchange Commission. After the Form S-4 is filed, the next step is obtaining regulatory and shareholder approvals to close the transaction. Zhone currently expects that the merger will be completed before September 2004.

4) How does Sorrento’s business compare to Zhone’s?

Sorrento is a leading supplier of intelligent optical networking equipment for telecom carriers and cable MSOs worldwide. Its solutions enable customers to offer broadband networking services over optical fibers for metropolitan and regional applications. Like Zhone, Sorrento’s technologies permit telecommunications providers to increase capacity and bandwidth utilization, reduce network costs and complexity over scalable and efficient platforms and their systems offer a wide variety of protocols and mixed speeds of traffic. The addition of Sorrento’s transport capabilities is a natural extension of Zhone’s solutions.

5) How does this fit into Zhone’s growth strategy?

This acquisition fits very well into Zhone’s growth strategy – which has been to become a leading and comprehensive provider of next-generation network solutions. Zhone has said it will grow through acquisitions, diversify its product portfolio and expand its reach into growth markets. This merger with Sorrento contributes towards all of these goals.

Sorrento / Zhone Acquisition	Frequently Asked Questions

6) How will this transaction benefit Zhone’s customers?

Customers will benefit from full-range of next-generation network solutions and a shared commitment to service excellence. The combined product lines would bring each company’s current customers advanced new access and transport offerings bridging the gap between existing copper-based loops and fiber optics.

7) What is the combined company’s current operating performance? Revenue? Gross Margin? Operating income?

For the first quarter ended March 31, 2004, Zhone’s revenue was $21.0 million, and net loss applicable to holders of common stock on a GAAP basis was $13.3 million. On a non-GAAP pro forma basis, which excludes purchased in-process research and development, stock-based compensation and amortization of intangibles, net loss for the quarter ended March 31, 2004 was $4.5 million. For the fourth quarter ended January 31, 2004, Sorrento’s revenue was $6.4 million, and net loss applicable to holders of common stock on a GAAP basis was $6.9 million.

After the acquisition is consummated, Zhone intends to continue to sell the Sorrento products. There may be reductions in the combined company’s operating expenses after the merger but the effect of any such reductions cannot be quantified at the present time.

8) What amount of synergies are you projecting? From where? When will the combined company achieve break even?

We currently expect that the acquisition will allow Zhone to realize substantial cost savings by combining operations. We are also anticipating, but not relying on the fact, that the combination can leverage the respective customer bases to achieve incremental sales. Our primary financial goal post-transaction is to reach cash flow break-even as soon as possible following the close of the acquisition. However, as we have not finalized our integration plans, providing greater detail at this time would be premature.

9) What is happening to Sorrento’s senior management team?

Sorrento’s senior management team will be working with Zhone through the closing and integration of the merger. Members of Sorrento’s senior management team will not be affiliated with Zhone beyond this transition period.

10) Where will the stock be traded? What will be the ticker symbol?

The ticker symbol will continue to be ZHNE and will be traded on Nasdaq Stock Market.

11) Will there be headcount reductions?

Our primary financial goal post-transaction is to reach cash flow break-even as soon as possible following the close of the acquisition. We are currently finalizing our plans detailing the magnitude and location of those changes, and providing greater detail at this time would be premature.

Sorrento / Zhone Acquisition	Frequently Asked Questions

12) Will existing products of both companies continue to be sold and supported? What about the future deployment of Sorrento products?

Our current expectation is that the combined company will continue to sell and support all of the existing product lines of both companies. Support logistics may vary based upon contractual arrangements between Sorrento, Zhone and individual customers. The combined company intends to move forward with the development and delivery of new products expanding its optical transport offerings. Specific dates regarding the introduction of new products will be determined by product integration teams at a later date.

KEY CONTACTS

Who can I contact for more information?

ZHONE

Headquarters:

7001 Oakport Street

Oakland, California, USA 94621

Phone: (510) 777-7000

Investors

Mariann Lackey

Tel: +1 510-777-7013

Fax: +1 510-777-7001

Email: investor-relations@zhone.com

Media

Jessica Mullens

Tel : +1 510-777-7020

Fax : +1 510-777-7001

Email: jmullens@zhone.com

Service and Support

Tel : +1 877-ZHONE20 (1-877-946-6320)

Email: support@zhone.com

Additional Information and Where To Find It

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Zhone Technologies, Inc. and Sorrento Networks Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Zhone Technologies, Inc. or Sorrento Networks Corporation. This is not an offer to sell securities nor the solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

Zhone Technologies, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Zhone’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 12, 2004. This document is

Sorrento / Zhone Acquisition	Frequently Asked Questions

available free of charge at the SEC’s web site at www.sec.gov and from Zhone by directing a request to Zhone Technologies, Inc., Attention: Investor Relations, (510) 777-7013.

Sorrento Networks Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Sorrento’s Proxy Statement for its Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 9, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Sorrento by directing a request to Sorrento Networks Corporation, Attention: Investor Relations, (858) 450-4934.

Forward-looking statements

Certain matters discussed in this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, statements regarding Zhone’s proposed acquisition of Sorrento are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include changes in Zhone’s current expectations regarding the benefits that may be derived from the proposed merger with Sorrento, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry, the company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses that the company may incur in future quarters, or the impact of any future acquisitions and any unanticipated charges. In addition, please refer to the risk factors contained in Zhone’s SEC filings available at www.sec.gov for other important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Zhone undertakes no obligation to update publicly or revise any forward-looking statements.